UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 15
CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION
UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number of issuing entity: 333-188984-01
Central Index Key Number of issuing entity: 0001581374
SCOTIABANK COVERED BOND GUARANTOR LIMITED PARTNERSHIP
(Exact name of issuing entity as specified in its charter)

Commission File Number of depositor and sponsor: 333-188984
Central Index Key Number of depositor and sponsor: 0000009631
THE BANK OF NOVA SCOTIA
(Exact name of depositor and sponsor as specified in its charter)

40 King Street, 24th Floor
Toronto, Ontario, Canada M5H 1H1
(416) 860-1784
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Series CBL2 2.125% Covered Bonds due 2019
Series CBL7 1.850% Covered Bonds due 2020
Series CBL14 1.875% Covered Bonds due 2021
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☒

Approximate number of holders of record as of the certification or notice date:  None

Pursuant to the requirements of the Securities Exchange Act of 1934, Scotiabank Covered Bond Guarantor Limited Partnership has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

SCOTIABANK COVERED BOND GUARANTOR LIMITED PARTNERSHIP
(Issuing Entity)

By:	THE BANK OF NOVA SCOTIA
(Servicer)

Date:	June 22, 2021	By:	/s/ Darren Potter
		Name:	Darren Potter
		Title:	Managing Director, Term Funding and Capital Management